            Exhibit 12.1

      Calculation of Consolidated Ratio of Earnings to Fixed Charges and Earnings to Combined
Fixed Charges and Preferred Stock

    The following table presents the calculation of the ratio of earnings to fixed charges and the coverage deficiency for the last five fiscal years and the three months ended March 31, 2008

	Three-Months
	Ended	Year Ended December 31,
(in thousands)	March 31, 2008	2007	2006	2005	2004	2003
Earnings:
Pretax loss from continuing operations	(1,284)	(14,714)	(31,350)	(14,999)	(15,629)	(14,829)
Add:
Fixed charges	11	48	48	48	67	103

Total Earnings	(1,273)	(14,666)	(31,302)	(14,951)	(15,562)	(14,726)

Fixed Charges:
Interest expensed					20	20
Interest capitalized to Property, Plant & Equipment						36
Estimate of interest expense within rental expense	11	48	48	48	47	47

Total Fixed Charges	11	48	48	48	67	103

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a	n/a

Deficiency of Earnings Available to Cover Fixed Charges	(1,284)	(14,714)	(31,350)	(14,999)	(15,629)	(14,829)